Sondors Electric Car Company

23823 Malibu Road, Suite 50
#129 Malibu, CA 90265

https://www.sondorselectriccarcompany.com/

Form C: Annual Report

This Form C: Annual Report is dated October 23, 2020.

<center>BUSINESS</center>

SONDORS Electric Car Company is addressing two growing market opportunities: the electric vehicle market and the car-sharing ('eco-sharing') market. SONDORS Electric Car Company gives owners a state of the art electric vehicle that is affordable, environmentally friendly, and built for the sharing economy, thereby reducing idle time and increasing income from the vehicle. The SONDORS EV features a three-wheel design, two front seats, and one back seat, a Samsung 200 miles of range, 0-60 mph in 5 seconds, and the ability to recharge the lithium-ion battery 55% in less than 19 minutes. The SONDORS Network will offer access to privately owned SONDORS EVs at affordable daily rates. A SONDORS owner can purchase a SONDORS EV for ~$19,500, with a blended rate, including fleet sales of $18,825. A SONDORS Network participant is able to rent a vehicle at a daily rate of $45 at the push of a button and receive a keyless entry through their mobile device. The SONDORS owner will receive 70% of the rate, which they can automatically contribute to their monthly car payment, decreasing it or eliminating it altogether as well as creating a revenue stream for SONDORS EV owners via car sharing.

Previous Offerings

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $999,960.00
Number of Securities Sold: 83,330
Use of proceeds: Fund the design and development of the Model SONDORS
electric car prototype.
Date: December 31, 2016
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $338,939.64
Number of Securities Sold: 7,073
Use of proceeds: Development of SONDORS EV prototype.
Date: June 05, 2017
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $188,256.00
Number of Securities Sold: 6,564
Use of proceeds: Development of SONDORS EV prototype.
Date: March 15, 2018
Offering exemption relied upon: Regulation A+

Name: Common Stock
Type of security sold: Equity
Final amount sold: $70,032.00
Number of Securities Sold: 5,836
Use of proceeds: Development of SONDORS EV prototype
Date: June 12, 2017
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $475,543.08
Number of Securities Sold: 19,129
Use of proceeds: Development of SONDORS Network.
Date: May 5, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The Company has raised seed funding and built a prototype to date. The prototype was shown at the LA Auto Show in 2017. The Company opened pre-orders in January 2018 and within two weeks, 1,500 people put down deposits to buy vehicles. We based the financial projections on these real-time sales that were not backed by formal sales or marketing outreach, plus the increasing demand for zero-emission vehicles that accelerated in 2017. Historical results and cash flows: Historical financial results reflect startup funding of three sales of $999,960, $272,890, and $136,086. Expenses included the design and development of the vehicle, advertising and marketing, and general operations related to the building of the initial vehicle.

Liquidity and Capital Resources

As of October 1, 2020, the Company has $147,054.00 cash on hand.

Debt

Creditor: Storm Sondors
Amount Owed: $374,405.00
Interest Rate: 0.0%
Other material terms: due on demand

Creditor: SONDORS Inc, entity owned by Storm Sondors, CEO
Amount Owed: $38,000
Interest Rate: 0.0%
Other material terms: due on demand

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Storm Sondors
Storm Sondors's current primary role is with Sondors, Inc. Storm Sondors currently services 40 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, Treasurer & Secretary, Sole Director

Dates of Service: August 15, 2016 - Present
Responsibilities: Storm is the founder and serves as the sole officer and director. His primary responsibilities in this role includes engaging and managing a team of experienced and world-renowned engineers, marketing personnel and managerial staff to further our business operations. There is currently no salary or any other compensation for Storm Sondors until the company is generating revenue.

Other business experience in the past three years:
Employer: Sondors, Inc.
Title: Sole Officer and Director
Dates of Service: June 01, 2015 - Present
Responsibilities: CEO

Other business experience in the past three years:
Employer: Sondors Global, LLC
Title: Manager
Dates of Service: March 01, 2017 - October 09, 2018
Responsibilities: Manager of the company which holds certain patents,
trademarks and other intellectual property

Other business experience in the past three years:
Employer: Pacific Storm, Inc.
Title: Sole Officer and Director
Dates of Service: January 01, 2010 - October 08, 2018
Responsibilities: Storm served as sole officer and director, managing a multibrand company that designed, developed, produced and marketed various
consumer products

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Percent of class by Voting Power
Common Stock	Storm Sondors	2,700,000 shares	96.33%

RELATED PARTY TRANSACTIONS

Name of Entity: Storm Sondors

Relationship to Company: Director

Nature / amount of interest in the transaction: In February 2017, the Company executed a note payable of $105,000 to our Chief Executive Officer and sole Director, Storm Sondors. The proceeds of the note were used to pay design and development expenses. At the end of 2019 the Note Payable to related party (Storm Sondors, CEO) is $164,737. This amount is comprised of the balance at the end of 2018 of $71,511 plus the additional loan of $93,226 made during 2019. Subsequent to the end of 2019, an additional amount of $171,668 was advanced. The total amount currently advanced by Mr. Sondors is $336,405 as of October 20th, 2020.

Material Terms: The principal balance of $336,405 remains outstanding. There is no interest on the note, and it is a demand note. There are no other material terms.

Name of Entity: Sondors Inc.

Relationship to Company: 20% or more owner, Storm Sondors, is a Director of the Company

Nature / amount of interest in the transaction: The principal balance of $38,000 remains outstanding.

Material Terms: There is no interest on the note and it is a demand note.

OUR SECURITIES

The Company has authorized the following securities.

Common Stock

The Company is authorized to issue a single class of capital stock consisting of 10,000,000 shares of common stock, $0.0001 par value (the "*Common Stock*"), with a total of 2,852,082 share issued and outstanding.

Voting Rights

Voting rights: The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

Dividends.

Subject to preferences that may be granted to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the Common Stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.
Holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The Common Stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 23, 2020.

SONDORS ELECTRIC CAR COMPANY

By   /s/   *Storm Sondors*

      Name: Storm Sondors

      Title: Chief Executive Officer

CERTIFICATION

I, Storm Sondors, Principal Executive Officer of Sondors Electric Car Company, hereby certify that the financial statements of Sondors Electric Car Company included in this Report are true and complete in all material respects.

_____
Storm Sondors, Principal Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

SONDORS ELECTRIC CAR COMPANY
TABLE OF CONTENTS

	Pages
Independent Auditors' Report	1
Balance Sheets as of December 31, 2019 and 2018	2
Statements of Operations for the years ended December 31, 2019 and 2018	3
Statements of Stockholders' Deficit for the years ended December 31, 2019 and 2018	4
Statements of Cash Flows for the years ended December 31, 2019 and 2018	5
Notes to the Financial Statements	6

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Sondors Electric Car Company
Malibu, CA

Report on the Financial Statements
We have audited the accompanying financial statements of Sondors Electric Car Company (the "Company") which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's net losses from Inception, negative cash flow, and lack of liquidity raise substantial doubt about its ability to continue as a going concern Management's plans regarding those matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbb*mckennon*
Newport Beach, California
September 25, 2020

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	$ 174,977	$ 215,078
Other current assets	-	14,500
Total Current Assets	174,977	229,578
Total Assets	$ 174,977	$ 229,578
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 5,500	$ -
Accrued liabilities	17,349	3,909
Related party advances	93,226	-
Note payable - related party	71,511	71,511
Customer deposits	180,607	182,424
Total Current Liabilities	368,193	257,844
Total Liabilities	368,193	257,844
Commitments and Contingencies (Note 5)	-	-
Stockholders' Deficit		
Common stock: 10,000,000 shares authorized; $0.0001 par value; 2,802,803 and 2,802,803 shares issued and outstanding as of December 31, 2019 and 2018, respectively	280	280
Additional paid-in capital	1,445,810	1,409,810
Accumulated deficit	(1,639,306)	(1,438,356)
Total Stockholders' Deficit	(193,216)	(28,266)
Total Liabilities and Stockholders' Deficit	$ 174,977	$ 229,578

The accompanying notes are an integral part of these financial statements.

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Expenses		
Advertising and marketing	87,525	96,704
Design and development	8,121	69,322
General and administrative	105,331	178,401
Total Operating Expenses	200,977	344,427
Operating Loss	(200,977)	(344,427)
Other (Income) Expense		
Interest income	(27)	(92)
Loss Before Provision for Income Taxes	(200,950)	(344,335)
Provision for income taxes	-	-
Net Loss	$ (200,950)	$ (344,335)
Net Loss per Common Share – Basic and Diluted:	$ (0.07)	$ (0.12)
Weighted Average Common Shares Outstanding –		
Basic and Diluted	2,802,149	2,802,149

The accompanying notes are an integral part of these financial statements

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
December 31, 2017	2,796,239	$ 280	$ 1,199,369	$ (136,086)	$ (1,094,021)	$ (30,458)
Receipt of subscriptions receivable	-	-	-	136,086	-	136,086
Common stock issued for cash	6,564	-	188,256	-	-	188,256
Offering costs	-	-	(13,815)	-	-	(13,815)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(344,335)	(344,335)
December 31, 2018	2,802,803	280	1,409,810	-	(1,438,356)	(28,266)
Fair value of services provided	-	-	36,000	-	-	36,000
Net loss	-	-	-	-	(200,950)	(200,950)
December 31, 2019	2,802,803	$ 280	$ 1,445,810	$ -	$ (1,639,306)	$ (193,216)

The accompanying notes are an integral part of these financial statements.

4

SONDORS ELECTRIC CAR COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (200,950)	$ (344,335)
Adjustments to reconcile net loss to net cash used in operating activities:		
Fair value of services provided	36,000	36,000
Changes in operating assets and liabilities:		
Other current assets	14,500	(14,500)
Accounts payable	5,500	-
Accrued liabilities	13,440	2,309
Customer deposits	(1,817)	182,424
Net cash used in operating activities	(133,327)	(138,102)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common stock issued for cash	-	324,342
Offering costs	-	(13,815)
Repayments of related party note payable	-	(19,519)
Proceeds from related party advances	93,226	-
Net cash provided by financing activities	93,226	291,008
Increase in cash and cash equivalents	(40,101)	152,906
Cash, Beginning of Year	215,078	62,172
Cash, End of Year	$ 174,977	$ 215,078
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture on an outsourced basis and sell its own three-wheeled electric vehicle. The Company also intends to provide customer service and technical support for its electric vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, acceptance of its products in the marketplace, and supply-chain issues caused by government policy or pandemics similar to COVID-19. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be reclassed to additional paid-in capital upon the completion of an offering or to expense if the offering is not completed. Offering costs reclassed to additional paid-in capital totaled $0 and $13,815 for the years ended December 31, 2019 and 2018, respectively.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers and outlines a single, comprehensive model for accounting for revenue from contracts with customers. The Company adopted the standard on January 1, 2019 using the modified retrospective method. The application of the new standard did not have a material change in the amount or timing for recognizing revenue.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

The Company received customer deposits to reserve a future vehicle offering. Each deposit was $100 and is refundable upon request. As of December 31, 2019 and 2018, the Company had customer deposits totaling $180,607 and 182,424, respectively.

Design and Development Costs
The Company incurs research and development costs during the process of developing and designing its three-wheeled electric vehicle. Research and developments costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

For the year ended December 31, 2019 and 2018, the Company had one vendor that accounted for 55% and 55% of its research and development costs, respectively. The Company does not believe the loss of this vendor would have a material impact on the Company's operations.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2019 and 2018, the Company had 1,569 warrants outstanding that were excluded from the calculation as their effects were anti-dilutive.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $1,639,306 as of December 31, 2019. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing as well as related party loans/advances.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

In February 2017, the Company executed a note payable of $105,000 to an entity owned by our Chief Executive Officer. The proceeds from the note were used to pay design and development expenses. During the years ended December 31, 2019 and 2018, the Company repaid $0 and $19,519 against the related party note payable. As of December 31, 2019 and 2018, an outstanding balance on the related party note payable of $71,511 and $71,511 was included in the accompanying balance sheets, respectively. The note is due on demand and non-interest bearing.

During the year ended December 31, 2019 additional funds in the amount of $93,226 were provided to pay for operating expenses. These are separate advances, not governed by a formal note agreement. The related party advances are due on demand and non-interest bearing.

See Note 7 for additional related party transactions.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

The Company's net deferred tax assets at December 31, 2019 and 2018 are approximately $417,000 and $370,000 respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2019, and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2019 and 2018, the Company valuation allowance increased (decreased) by approximately $47,000 and ($35,000) respectively.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $1,488,000. Certain federal and state net operating losses expire on various dates through 2038.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets and certain permanent differences.

The Company does not currently have a tax liability to the federal government due to historical losses, and only minimum state taxes being due for California.

NOTE 7 - STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2018, the Company sold 6,564 shares of common stock through its Regulation A (Tier 2) offering at $28.68 per share of common stock. The Company recognized gross proceeds of $188,256 and incurred offering costs of $13,815, which reduced additional paid-in capital.

As of December 31, 2017, the Company had a subscription receivable of $136,086 related to the sale of shares in a Regulation A offering (see above). The subscription receivable of $136,086 was collected in 2018.

Warrants
As part of the Company's posting agreement for the Regulation A (Tier 2) offering noted above, 982 and 587 warrants to purchase shares of common stock were granted during the years ended December 31, 2018 and 2017, respectively, with an exercise price of $28.68. The warrants are to expire 5 years from the date of issuance. As these warrants were a cost of the offering, they both increased and decreased additional paid-in capital for no financial statement effect.

Contributed Capital
The Company's founder and Chief Executive Officer does not receive compensation for his services under an employment contract at the current time. The Company has recognized as contributed capital of $36,000 in 2019 and 2018, which it believes to be the fair value of services provided based on the time devoted to the Company in the development process of our prototype vehicle.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company received approximately $394,000 in cash funds through the sale of common stock as a result of a Regulation Crowdfunding capital raise.

Subsequent to December 31, 2019, the Company's CEO has advanced the Company approximately $171,668 in total cash funds. Such advances are due on demand and non-interest bearing.

Subsequent to December 31, 2019, Sondors Inc., an entity controlled by our CEO, has advanced the Company an additional $38,000.

The Company has evaluated subsequent events that occurred after December 31, 2019 through September 25, 2020, the issuance date of these financial statements. There are have no other events or transactions during this time which would have a material effect on these financial statements.